ABC Records Management and Data Storage Inc.

Flat A, 22F, Block 11 Wonderland Villas, Kwai Chung Hong Kong, China 852-6677-3973

August 2, 2012

U.S. Securities  & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 7010

Attention: Susan Block

Dear Sirs:

Re: ABC Records Management and Data Storage Inc.-Form S-1 (File No. 333-177746)

We are in receipt of your comment letter dated July 27, 2012 concerning our Amendment No. 4 to Registration Statement on Form S-1 filed July 13, 2012. We respond to your comments as follows and provide an amended registration statement for your review:

General

1. We note your response to our prior comment 1 and reissue. It appears that while you removed language on the registration cover page that you are an emerging growth company, you have not added such disclosure to the prospectus cover page. Please disclose on your “prospectus” cover page that you are an emerging growth company.

We have amended the document accordingly.

Description Of Business, page 18

2. We note your response to our prior comment 3 and reissue. Please revise to make clear in your disclosure here your election under Section 107 in regards to complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

We have amended the document accordingly.

Regards,

/s/Wai Yin Marcia Pong

President